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Tim Kelly

Chairman/CEO

Chattanooga, Tennessee Area

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 **Chattanooga Football Club**

 **Columbia University in the City of New York**

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Tim is the co-founder of Zipflip and SocialBot, companies designed to revolutionize the automotive market, Chattanooga FC, the most successful independent soccer club in the US, and and the founder of Southern Honda Powersports, the largest volume Honda Powersports dealer in the US. He has be...

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Activity

3,122 followers

 **Nice article on Chattanooga's renaissance from the Journal of...**
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81 Likes · 1 Comment

 **Thank you my dear! ;)**
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Experience

Chairman, Co-Founder

Chattanooga Football Club

2009 – Present · 10 yrs
Chattanooga, Tennessee Area

As a founding director, helped to create a powerful and lasting brand that has broken attendance records and revitalized a downtown Chattanooga landmark stadium.

 **Chattanooga FC**

Dealer Principal

Kelly Subaru

Jul 1989 – Present · 29 yrs 7 mos
Chattanooga, Tennessee Area

Grew Subaru market share to record levels in the Chattanooga MSA, pioneering marketing approaches that have been since adopted by Subaru of America on a national level. Served on Subaru National Dealer Council 2005-2008.

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Owner, Chief Manager

Southern Honda Powersports

Jan 2001 – Present · 18 yrs 1 mo
Chattanooga, Tennessee Area

Transformed small Honda motorcycle dealership with innovative business model to become
largest dealership of its kind in the United States.
Oversaw rapid growth of dealership, hiring key management, designing incentive plans,
managing financing & cash flow, and devising master marketing strategy.... See more

Co-Founder, CEO

SocialBot, LLC

Nov 2016 – Present · 2 yrs 3 mos
Chattanooga, Tennessee Area

Managing Partner

Chattanooga Brewing Company

Oct 2017 – Present · 1 yr 4 mos
Chattanooga, Tennessee Area

Chattanooga Brewing Co was founded in 1890 and was once one the largest breweries in the
South. Killed by Prohibition, two local brewers revived the brand in 2009 and built a new
brewing facility and brewpub in 2011. They approached me in 2017 to help them turn the
business around and put it back on a path to financial health. We've tightened up t... See more

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Education

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1985 – 1989
Activities and Societies: John Jay Scholar

B.A,, Comparative Literature, German

Emory University - Goizueta Business School
MBA, General Management, 3.64
2010 – 2012
Activities and Societies: Beta Gamma Sigma honor society

ORGANIZATION & MANAGEMENT FACULTY AWARD
Presented to the graduating student making the most significant contribution to the field of
Organization & Management.
AL BOWS OUTSTANDING EXECUTIVE MBA ACHIEVEMENT AWARD
The Al Bows Executive MBA Outstanding Achievement Award is presented by the faculty and
staff of the Goizueta Business School to the student who has made the most significant
contribution to academic and community life while enrolled in the Executive MBA program.

Volunteer Experience

Chairman Of The Board
COMMUNITY FOUNDATION OF GREATER CHATTANOOGA, INC. (THE)
May 2012 – Present • 6 yrs 9 mos
Social Services

The Community Foundation of Greater Chattanooga works to improve the lives of
Chattanoogans by making strategic grants in education, culture, and social services, making
Chattanooga greater!

Board Member
River City Company
Jun 2011 – Present • 7 yrs 8 mos
Economic Empowerment

River City Company is the economic development engine for Downtown Chattanooga. Through
its work to cultivate and advocate for a vibrant and healthy downtown, River City Company
stimulates the community's economic, social and cultural growth.

Board Member
BENWOOD FOUNDATION
Feb 2018 – Present • 1 yr

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